Exhibit 99.1

GCL Announces Upcoming Release Date for ‘JDM: Japanese Drift Master’

SINGAPORE, March 11, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd. (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced the new release date for the highly anticipated “JDM: Japanese Drift Master” that will be co-published and distributed by GCL in Asia.

After several years in active development by Polish development studio and publisher Gaming Factory, “JDM: Japanese Drift Master” is scheduled to be released on Steam, GoG, and Epic Store on May 21, 2025. This highly anticipated racing game title will let gamers drift through the streets of modern Japan with a simulation backbone that incorporates real-world driving physics with arcade layers for a fun and enjoyable gaming experience.

Gamers will follow the story of Touma, a driver who dreams of making a name for himself on the local street racing scene in the fictional Japanese prefecture of Guntama, featuring over 250km of main roads, famous landmarks, and car enthusiast gathering spots. Touma’s trials and successes unfold through in-game events and the pages of a manga comic book as he attempts to best his rivals and reach the pinnacle of Japanese underworld racing.

‘Simcade’ Racing Game Offers Detailed Optionality for Aesthetic and Functional Customization

Each car will not only handle differently on the street but also include a range of options to install mechanical and stylistic upgrades such as a new ECU (Engine Control Unit) installation, adding an over-the-top bōsōzoku exhaust, or fine-tuning adjustments that transform a gamer’s ride into a grip or drift beast or an all ‘rounder’ if that’s the desired preference.

“The upcoming ‘JDM: Japanese Drift Master’ game developed by Gaming Factory and to be released in Asia through 4Divinity, the game publishing arm of our business, is expected to deepen our reach across the gaming community as we enable gamers to experience the thrills of modern street racing in Japan.” said Sebastian Toke, Group CEO of GCL.

“JDM: Japanese Drift Master” is a single-player, narrative-driven racing experience developed on Unreal Engine 5 and is scheduled to be released on Steam, GoG, and Epic Store on May 21, 2025.

Additional presets and sim-driving hardware will be available on the marketplace, and the capacity to create a plug and play preset for any PC hardware a gamer wishes to utilize, be it a controller, keyboard, or steering wheel, will be available on the day of the game’s launch.

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs, and streaming platforms.

Learn more at http://www.gclglobalholdings.com.

About 4Divinity

4Divinity is a digital and retail games publishing company and a wholly owned subsidiary of GCL, focused on bringing exciting game content from around the world to Asia and introducing Asian content to a global market. Along with its sister company, Epicsoft Asia, 4Divinity is partnering with publishers and development studios to introduce brand-new IP to the region.

About Gaming Factory

Founded in 2017, Gaming Factory is a Polish game development studio and publisher dedicated to delivering engaging and innovative gaming experiences. As both a creator and distributor, the company focuses on crafting high-quality titles across various genres. Gaming Factory’s flagship project, JDM: Japanese Drift Master, is an open-world drifting simulation that captures the spirit of Japanese car culture. With a passion for immersive gameplay and a commitment to excellence, Gaming Factory continues to expand its portfolio while bringing unique gaming experiences to gamers worldwide.

Learn more at https://gamingfactory.pl

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of the Company, GCL’s ability to scale and grow its business, the advantages and expected growth of the Company, and the Company’s ability to source and retain talent. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus included in the Registration Statement relating to the recent business combination, filed by the Company with the SEC on December 31, 2024 and other documents which will be filed by the Company from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185